Exhibit 99.2

May 20, 2014

Sulliden Gold Corporation Ltd.
65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5

Attention: Stan Bharti, Co-Chairman

Dear Sir:

This letter (the “Letter Agreement”) is to set out our agreement with respect to the proposed acquisition of all of the issued and outstanding common shares of Sulliden Gold Corporation Ltd. (“Sulliden”) by Rio Alto Mining Limited (“Rio Alto”) pursuant to a transaction (the “Transaction”) whereby the holders of all of the common shares of Sulliden (each a “Sulliden Shareholder”) will receive common shares of Rio Alto on the basis of 0.525 of a common share of Rio Alto for each one common share of Sulliden (the “Exchange Ratio”) and each Convertible Security (as defined herein) will become exercisable or convertible, as the case may be, into Rio Alto common shares on the same terms and conditions as the original Convertible Security, as adjusted based on the Exchange Ratio, and will continue in accordance with its original expiry period, regardless of whether the holder of the Convertible Security remains or not an officer, director, employee or consultant of Sulliden or Rio Alto following completion of the Transaction. In addition, it is contemplated that as part of the Transaction Sulliden would convey its existing East Sullivan property to a new company (“SpinCo”) in exchange for common shares of SpinCo and that each Sulliden Shareholder will receive, in addition to common shares of Rio Alto, common shares of SpinCo on a pro rata basis (the “SpinCo Consideration”) with reference to their respective Sulliden shareholdings (the “Spin-Out”). In addition, SpinCo would receive from Sulliden C$25 million as part of the Transaction in accordance with the terms and conditions set out in Section 1(d) below.

We anticipate that the Transaction will be structured as an acquisition of shares by way of a plan of arrangement (the “Arrangement”). It is contemplated that Sulliden would continue out of Quebec and into Ontario prior to the Transaction being completed and that the Arrangement shall be completed under the Business Corporations Act (Ontario). The final structure will be determined by Sulliden and Rio Alto based on tax, securities, corporate law and other considerations provided that it is acknowledged that the Parties (as defined herein) intend for the shareholders of Sulliden to have the ability not to pay tax in connection with the Transaction to the extent possible. Furthermore, the Transaction shall be structured to provide a tax deferred rollover to Sulliden shareholders for Canadian federal and provincial income tax purposes, and in that regard, Rio Alto agrees to execute elections under Section 85 of the Income Tax Act and the equivalent provisions of provincial tax legislation to provide a tax deferred rollover for shareholders of Sulliden who so request. Each of Sulliden and Rio Alto shall herein be collectively referred to as the “Parties” and, individually, as a “Party”, as applicable. Closing of the Transaction is referred to as the “Closing”. References to Sulliden or Rio Alto include any subsidiaries of Sulliden or Rio Alto, as the case may be, unless the context requires otherwise.

Unless expressly stated otherwise, all references to “the date of this agreement” or the “date of this Letter Agreement” shall mean May 20, 2014 notwithstanding that this Letter Agreement may be accepted by Sulliden on a later date.

For the purposes of this Letter Agreement, “Material Adverse Effect” means, in respect of either Party, an effect that is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities, obligations (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), operations or results of operations of that Party and its subsidiaries taken as a whole, other than any change, effect, event or occurrence:

(i)	relating to the global, national or regional economy, political conditions or securities markets in general;

(ii)	affecting the worldwide mining industry in general;

(iii)	that is a change in the market trading price of publicly traded securities of that Party, either:

	A.	related to this Letter Agreement and the Transaction or the announcement thereof, or

B.
related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (v), (vi), (vii), or (viii) hereof;

(iv)	relating to changes in the exchange rate between the United States dollar and the Canadian dollar or between the United States dollar and the Canadian dollar and the Peruvian Nuevo Sol;

(v)	relating to any decline in pricing of gold;

(vi)
relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that Party or any of its subsidiaries) or in Canadian generally accepted accounting principles or other applicable accounting standards;

(vii)	relating to any natural disaster or the commencement, occurrence or continuation of any war, armed hostilities or act of terrorism; or

(viii)	attributable to the announcement or pendency of this agreement or the Transaction, or otherwise contemplated by or resulting from the terms of this Letter Agreement,

provided, however, that such effect referred to in clause (i), (ii), (v), (vi) or (vii) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its subsidiaries, taken as a whole, or disproportionately adversely affect that Party and its subsidiaries taken as a whole, compared to other mining and mineral exploration companies of similar size.

Each Party shall use commercially reasonable efforts to deliver to the other Party contemporaneous with the execution and delivery of this Letter Agreement (as a condition in favour of the other Party), voting agreements, in form and substance satisfactory to the other Party, from all of the directors and officers of the Party and Aberdeen International Inc. in the case of Sulliden, pursuant to which such persons agree to support the Transaction. Any voting agreements not delivered contemporaneously with the execution and delivery of this Letter Agreement are to be executed and delivered not later than contemporaneously with the execution and delivery of the Definitive Agreement (as hereinafter defined).

1.	Basis of Transaction:

(a)
Sulliden Securities: There are currently outstanding 314,512,332 common shares of Sulliden and options, warrants, convertible or exchangeable securities and other rights to acquire common shares of Sulliden which entitle the holders thereof to acquire 41,227,304 common shares of Sulliden at prices ranging between $0.73 and $2.35 and terminating no later than September 12, 2018 (the “Convertible Securities”), particulars of which are set out in a letter executed and delivered to Rio Alto and dated the date of this Letter Agreement (the “Sulliden Disclosure Letter”). Except as otherwise contemplated herein, no additional securities (excluding common shares issuable pursuant to currently outstanding Convertible Securities) of Sulliden shall be issued, and none of the terms of any of the currently outstanding securities of Sulliden shall be amended, prior to the completion of the Transaction. Each outstanding Convertible Security of Sulliden that has not yet vested prior to completion of the Transaction shall be deemed to have vested and shall entitle the holder thereof to receive upon the exercise thereof that number of common shares of each of Rio Alto and the SpinCo Consideration as is determined based upon the Exchange Ratio in lieu of one common share of Sulliden and on the same other terms and conditions as the original Convertible Security of Sulliden, and will continue in accordance with its original expiry period, regardless of whether or not the holder of the Convertible Security remains an officer, director, employee or consultant of Sulliden or Rio Alto following completion of the Transaction.

(b)
Deferred Share Units: Sulliden’s outstanding deferred share units that have not vested prior to the completion of the Transaction shall be deemed to have vested and the holders deferred share units shall receive common shares of Rio Alto on the basis of 0.525 of a common share of Rio Alto and the SpinCo Consideration for each one deferred share unit.

(c)
Restricted Shares Units. Sulliden’s outstanding restricted share units that have not vested prior to the completion of the Transaction shall be deemed to have vested and the holders of restricted share units shall receive common shares of Rio Alto on the basis of 0.525 of a common share of Rio Alto and the SpinCo Consideration for each one common share of Sulliden that the holder of such restricted stock unit is entitled to receive upon vesting of the same.

(d)
SpinCo: Concurrent with the transfer by Sulliden to SpinCo of the East Sullivan property, Sulliden shall, at Rio Alto’s option, transfer to SpinCo (i) C$25 million cash (“Option 1”); or (ii) C$15 million cash plus that number of fully paid and non-assessable common shares of Rio Alto having a deemed value of C$10 million (“Option 2”) to be issued to Sulliden as part of the Arrangement, and transferred to SpinCo. Rio Alto will provide written notice to Sulliden of its choice of Option 1 or Option 2 not later than ten days prior to the closing date of the Transaction.  The calculation of the deemed value of the common shares of Rio Alto shall be based on the volume weighted average trading price of the common shares of Rio Alto on the Toronto Stock Exchange (“TSX”) for the five trading day period ending on the last trading day immediately prior to the date of the Sulliden Meeting. Rio shall fund Sulliden such cash amount necessary to ensure that: (i) C$25 million in cash is transferred to SpinCo at Closing if Option 1 is selected or (ii) C$15 million in cash is transferred to SpinCo at Closing if Option 2 is selected (the “SpinCo Funding Requirement”).

	(e)	Rio Alto Securities: The number of outstanding common shares of Rio Alto and the number of Convertible Securities to acquire common shares of Rio Alto are set out in Section 5(o).

2.	Access to Information:

(a)
Sulliden and its accountants, legal counsel, technical and financial advisors and other representatives thereof shall be entitled to, subject to obtaining any necessary consents of third parties, have reasonable access during normal business hours to all properties, information and records relating to Rio Alto including, but not limited to, all related facilities, buildings, equipment, assets, drill cores, assay results, maps and diagrams, books, contracts, financial statements, forecasts, financial projections, studies, records, operating permits and licences and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any nature whatsoever, for the purposes of conducting legal and financial as well as technical due diligence investigations to confirm the accuracy of the representations and warranties set out in this Letter Agreement and the Definitive Agreement (as hereinafter defined).

(b)
Rio Alto and its accountants, legal counsel, technical and financial advisors and other representatives thereof shall be entitled to, subject to obtaining any necessary consents of third parties, have reasonable access during normal business hours to all properties, information and records relating to Sulliden including, but not limited to, all related facilities, buildings, equipment, assets, drill cores, assay results, maps and diagrams, books, contracts, financial statements, forecasts, financial projections, studies, records, operating permits and licences and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any nature whatsoever, for the purposes of conducting legal and financial as well as technical due diligence investigations to confirm the accuracy of the representations and warranties set out in this Letter Agreement and the Definitive Agreement.

(c)
From the date hereof until the earlier of the Closing or termination of this Letter Agreement, each Party shall promptly notify the other Party of any material change relating to its business, operations, assets or prospects, promptly after becoming aware of any such development or change.

(d)
Any investigation made by a Party and its advisors shall not mitigate, diminish or affect the representations made to such Party by the other Party in this Letter Agreement or the Definitive Agreement, as defined herein.

3.	Definitive Agreement:

The Parties agree to negotiate in good faith and use their commercially reasonable efforts to enter into a definitive arrangement agreement providing for the Transaction and the Spin-Out and consistent with the terms hereof (the “Definitive Agreement”) as soon as possible. The Definitive Agreement shall be in form and substance satisfactory to each of the Parties and shall include customary terms and conditions consistent with industry practice, including representations and warranties, covenants (including a covenant on the part of each Party that it will recommend that its shareholders vote in favour of the Transaction), conditions and completion mechanics (including, without limitation, the representations and warranties, covenants, conditions and completion mechanics contained in this Letter Agreement to the extent still applicable), for a transaction of the nature of the Transaction.

The initial draft of the Definitive Agreement shall be prepared by counsel to Rio Alto.

4.	Representations and Warranties of Sulliden:

Sulliden hereby represents and warrants to and in favour of Rio Alto as follows and acknowledges that Rio Alto is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)
Each of Sulliden, Minera Sulliden Shahuindo S.A.C. and Minera Sulliden Peru S.A. (collectively, the “Sulliden Group”) is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power, authority and capacity and holds all material titles, licences and permits required for it to own or lease its property and assets and to carry on its business as now conducted by it except where the failure to hold such licences or permits individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Sulliden.

(b)	Minera Sulliden Shahuindo S.A.C. and Minera Sulliden Peru S.A. are the sole material subsidiaries of Sulliden.

(c)
Sulliden beneficially owns, directly or indirectly, all of the issued and outstanding shares of Minera Sulliden Shahuindo S.A.C. and Minera Sulliden Peru S.A. free and clear of all Encumbrances (as defined below) and no person has any right for the purchase of any interest in such shares or for the issue or allotment of any unissued shares or other securities of such subsidiaries.

(d)
The execution and delivery by Sulliden of this Letter Agreement and the performance by Sulliden of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)
result in a violation, contravention or breach of, require any consent to be obtained under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), or gives rise to any termination rights under any provision of:

		A.	the articles (or their equivalent) of Sulliden or its subsidiaries;

		B.	any statute, regulation, judgment, decree or law to which any member of the Sulliden Group is subject or bound; or

		C.	any contract, agreement, licence or permit to which any member of the Sulliden Group is bound or is subject to or of which a member of the Sulliden Group is the beneficiary,

in each case, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sulliden;

(ii)
give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by any member of the Sulliden Group to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sulliden;

(iii)
result in the creation or imposition of any mortgage, lien, charge or encumbrance of any nature whatsoever (collectively, “Encumbrances” and, individually, an “Encumbrance”) upon any of the property or assets of any member of the Sulliden Group or restrict, hinder, impair or limit the ability of a member of the Sulliden Group to conduct the business of the Sulliden Group as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sulliden; or

(iv)
except as set forth in the Sulliden Disclosure Letter, result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any person or other entity including, but not limited to, any director or officer of any member of the Sulliden Group or increase any benefits otherwise payable under any pension or benefits plan of any member of the Sulliden Group or result in the acceleration of the time of payment or vesting of any such benefits.

(e)
Except as disclosed in the Sulliden Disclosure Letter, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase of any of the assets of Sulliden Group and there are no active areas of mutual interest provisions or areas of exclusion in any contracts binding upon the Sulliden Group or otherwise to which the assets of the Sulliden Group are subject.

(f)
Sulliden has all necessary corporate power, authority and capacity to enter into this Letter Agreement and all other agreements and instruments to be executed by Sulliden as contemplated by this Letter Agreement and to carry out the obligations thereof under this Letter Agreement and such other agreements and instruments.

(g)
The execution and delivery of this Letter Agreement have been authorized by all necessary corporate action of Sulliden and this agreement constitutes a valid and binding obligation of Sulliden enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(h)
Except as set forth in the Sulliden Disclosure Letter, Sulliden has not entered into any agreement that would entitle any person to any valid claim against Sulliden or Rio Alto for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this Letter Agreement.

(i)
All severance payments or termination payments that Sulliden, including under Sulliden deferred share unit and restricted share unit plans, is obligated to pay to all persons including, without limitation, consultants, directors, officers, employees or agents, are as disclosed in the Sulliden Disclosure Letter.

(j)
Sulliden is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Sulliden, no investigation or other proceedings involving Sulliden are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

(k)
Sulliden's audited consolidated financial statements as at and for the fiscal years ended April 31, 2013 and April 31, 2012 (including the notes thereto and related management's discussion and analysis (the “MD&A”) (collectively, the “Sulliden Annual Financial Statements”)) and Sulliden's unaudited condensed consolidated financial statements as at and for the three and nine months ended January 31, 2014 (including the notes thereto and related MD&A) (collectively, the “Sulliden Interim Financial Statements”, and together with the Annual Financial Statements, the “Sulliden Financial Statements”) were prepared in accordance with International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis (“GAAP”), and in each case fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Sulliden Group as of the dates thereof and for the periods indicated therein. There have been no material changes in Sulliden's accounting policies since January 31, 2014.

(l)	The cash balance of the Sulliden Group is approximately US$40 million as of the date hereof.

(m)
Except: (i) as disclosed or reflected in the Sulliden Financial Statements; and (ii) for liabilities and obligations (A) incurred in the ordinary course of business and consistent with past practice since January 31, 2014, (B) pursuant to the terms of this Letter Agreement or otherwise in connection with this Transaction, or (C) publicly disclosed on SEDAR prior to the date hereof, Sulliden has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise, whether or not such material liabilities would be required by GAAP to be reflected on a consolidated balance sheet of Sulliden as of the date hereof.

(n)
Since May 1, 2013, and other than disclosed on SEDAR prior to the date hereof: (i) the Sulliden Group has conducted its business in the ordinary course of business consistent with past practice, except for the transaction contemplated by this Agreement, (ii) there has been no Material Adverse Effect and (iii) none of the Sulliden Group, or to the knowledge of Sulliden, no director, officer, employee or auditor of the Sulliden Group, has received or otherwise had or obtained knowledge of any fraud or material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Sulliden Group or their respective internal accounting controls.

(o)
Other than for past transactions as disclosed on SEDAR, no entity in the Sulliden Group has approved or has entered into any agreement in respect of the purchase of material assets or any interest therein or the sale, transfer or other disposition of any material portion of its assets or any interest herein currently owned by the Sulliden Group whether by asset sale, transfer of shares or otherwise, or the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of any one of the Sulliden Group).

(p)
There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Sulliden, threatened against any member of the Sulliden Group before any court, regulatory or administrative agency or tribunal.

(q)
There are no actions, suits or other legal proceedings currently pending, or to the knowledge of Sulliden, threatened against any member of the Sulliden Group that can reasonably be expected to have a Material Adverse Effect on Sulliden.

(r)
As of the date hereof, there are 314,512,332 common shares of Sulliden outstanding and there are no Convertible Securities of Sulliden outstanding and (except for the participation right of Agnico Eagle Limited pursuant to a unit purchase agreement dated April 8, 2013) no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Sulliden other than outstanding Convertible Securities to acquire an aggregate of 41,227,304 common shares of Sulliden, the particulars of which are all set out in the Sulliden Disclosure Letter.

(s)
As of the date hereof, there are 2,510,002 restricted share units and 750,000 deferred share units of Sulliden outstanding, the particulars and holders of which are all set out in the Sulliden Disclosure Letter.

(t)
Other than the obligations payable upon completion of the Arrangement, in an amount not exceeding C$15.5 million, the particulars of which are disclosed in the Sulliden Disclosure Letter, there are no payments owing or that will become owing in connection with the Arrangement to directors, officers, employees, consultants and contractors of the Sulliden Group under any contract settlements, bonus plans, incentive plans, retention arrangements, change of control agreements or severance obligations (whether resulting from termination or alteration of duties).

(u)
The Sulliden Disclosure Letter sets out an up-to-date list (the "Employment Information") detailing information respecting each employee, director, consultant, independent contractor and agent of the Sulliden Group who currently provides administrative, operational, maintenance or management services to the Sulliden Group pursuant to an agreement that may not be terminated on less than three months’ notice (or pay in lieu thereof), whether actively at work or not.  Except as set out in the Employment Information, no such person has any agreement as to length of notice or severance payment required to terminate his/her employment, other than such as results by applicable laws from the employment of an employee without an agreement as to notice or severance.

(v)	Sulliden has not waived or released the applicability of any “standstill” or other provisions of any confidentiality agreements entered into by Sulliden.

(w)
The technical report entitled “Updated Technical Report on the Shahuindo Project, Cajabamba, Peru” dated October 15, 2012 and effective May 17, 2012 by Mine Development Associates and Kappes, Cassiday and Associates and the technical report entitled “Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru” dated November 9, 2012 and effective September 26, 2012 by Mine Development Associates and Kappes, Cassiday and Associates (collectively, the “Shahuindo Technical Report”) complied in all material respects with the requirements of National Instrument 43-101 (“NI 43-101”) at the
time of filing thereof and the Shahuindo Technical Report reasonably presented the quantity of mineral resources attributed to the properties evaluated as the date stated therein based upon information available at the time the Shahuindo Technical Report was prepared and to Sulliden’s knowledge, there have been no material changes to the quantity of mineral resources that would necessitate the filing of a new NI 43-101 compliant technical report. All material information regarding the Shahuindo Project, including all drill results, technical reports and studies that are required to be disclosed, has been disclosed in the Sulliden
Disclosure Documents (as defined below).

(x)	Except as disclosed in the Sulliden Disclosure Letter, each of Sulliden and its subsidiaries:

(i)
has good and sufficient title, free and clear of any title defect or material Encumbrances, to all of its interests in real property, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the Sulliden Mineral Rights (as defined below) (collectively, the “Sulliden Real Property Interests”), and the Sulliden Real Property Interests permit the use of land by the Sulliden Group necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted, except for the avoidance of doubt, that additional surface rights must be acquired and/or registered by the Sulliden Group in order to further develop the Shahuindo Project; and

(ii)
holds its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on the properties referred to in the Sulliden Disclosure Documents (collectively, the “Sulliden Mineral Rights”), free and clear of any material Encumbrances.

(y)	Except as disclosed in the Sulliden Disclosure Letter, and applying customary standards in the mining industry of the applicable jurisdiction:

(i)
Sulliden and its subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to the Sulliden Real Property Interests and the Sulliden Mineral Rights comprising the Sulliden Group’s properties pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and no member of the Sulliden Group is in default of any of the material provisions of such documents, agreements and instruments nor has any such default been alleged;

(ii)
the Sulliden Real Property Interests and the Sulliden Mineral Rights comprising the Sulliden Group’s properties have been properly located and recorded/registered (or in process of being recorded or registered) in compliance with applicable laws and the Sulliden Mineral Rights are comprised of valid and subsisting mineral claims;

(iii)
the Sulliden Real Property Interests and the Sulliden Mineral Rights comprising the Sulliden Group’s properties are in good standing under applicable laws, all assessment work required to be performed and filed under the Sulliden Real Property Interests and the Sulliden Mineral Rights has been performed and filed, all related taxes and other payments have been paid and all related filings have been made;

(iv)
the Sulliden Mineral Rights are sufficient to permit the operation of the respective businesses of the Sulliden Group as presently conducted or contemplated to be conducted, and no member of the Sulliden Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Sulliden Mineral Rights.

(v)
there is no material adverse claim against or challenge to the title of Sulliden or any of it subsidiaries, or their respective ownership of, the Sulliden Real Property Interests or Sulliden Mineral Rights comprising the Sulliden Group’s properties;

(vi)
the employees, agents and representatives of the Sulliden Group have free and unrestricted access to the Sulliden Group’s properties and have not been prevented or restrained in any manner from exercising their rights of access;

	(vii)	the Sulliden Group has the exclusive right to deal with the Sulliden Real Property Interests and the Sulliden Mineral Rights comprising the Sulliden Group’s properties;

	(viii)	no other Person has any interest in the Sulliden Real Property Interests or the Sulliden Mineral Rights comprising the Sulliden Group’s properties or the production from any of the underlying properties or mineral deposits or any right to acquire any such interest;

(ix)

there are no back-in rights, earn-in rights, rights of first refusal or similar provisions that would affect the interest of the Sulliden Group in the Sulliden Real Property Interests or the Sulliden Mineral Rights comprising the Sulliden Group’s properties; and

(x)

no member of the Sulliden Group has received any notice, whether written or oral, from any governmental authority of any revocation or intention to revoke or materially amend any of their respective interests in any of the Sulliden Real Property Interests or the Sulliden Mineral Rights comprising the Sulliden Group’s properties and, to the knowledge of the Sulliden Group, there is no reasonable basis to expect that such a revocation or material amendment of any of their respective interests in any of the Sulliden Real Property Interests or the Sulliden Mineral Rights may occur.

(z)

Each member of the Sulliden Group has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and none of the Sulliden Group has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would have a Material Adverse Effect on Sulliden or any of its subsidiaries.

(aa)

None of the Sulliden Group and, to the knowledge of Sulliden, none of their respective directors, officers, supervisors, managers, agents or employees has: (i) violated any applicable anti-bribery, export control, and economic sanctions laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practice Act, (ii) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any governmental authority, authority or instrumentality in Canada, other jurisdictions in which the Sulliden Group has assets or any other jurisdiction other than in accordance with applicable laws, (iii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (iv) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable law, rule or regulation of any locality.

(bb)

Sulliden is a reporting issuer in each of the Provinces of Canada. The common shares of Sulliden are listed and posted for trading on the TSX, the Bolsa de Valores de Lima S.A. (the “BVL”) and the Over-the-Counter QX marketplace (the “OTCQX”).

(cc)

Sulliden has disclosed and otherwise filed with the applicable securities regulatory authorities, stock exchanges and self-regulatory authorities a true and complete copy of documents required to be filed by it pursuant to applicable securities laws (such documents are referred to in this subsection as the “Sulliden Disclosure Documents”). The Sulliden Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (a) were true, correct and complete in all material respects and did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over Sulliden, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Sulliden. Sulliden has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(dd)

The information and statements contained in this Letter Agreement are true and correct in all material respects and together with the Sulliden Disclosure Documents and the Sulliden Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to the Company and its subsidiaries on a consolidated basis, contain no misrepresentations and do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

5.	Representations and Warranties of Rio Alto:

Rio Alto hereby represents and warrants to and in favour of Sulliden as follows and acknowledges that Sulliden is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)

Rio Alto and each of its material subsidiaries (collectively the “Rio Alto Group”) is a validly subsisting corporation under the laws of its jurisdiction of incorporation and has the corporate power and capacity, and holds all material titles, licenses and permits required for the Rio Alto Group, to own or lease its property and assets and to carry on its business as now conducted by it except where the failure to hold such licenses or permits individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Rio Alto Group.

(b)	Other than disclosed in the letter executed and delivered to Sulliden and dated the date of this Letter Agreement (the “Rio Alto Disclosure Letter”) the execution and delivery by Rio Alto of this Letter Agreement and the performance by Rio Alto of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)

result in a violation, contravention or breach of, require any consent to be obtained under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default), or give rise to any termination rights under any provision of:

A.	the notice of articles or articles (or their equivalent) of Rio Alto or its subsidiaries;

B.	any statute, regulation, judgment, decree or law to which any member of the Rio Alto Group is subject or bound; or

C.	any contract, agreement, licence or permit to which any member of the Rio Alto Group is bound or is subject to or of which a member of the Rio Alto Group is the beneficiary,

in each case, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Rio Alto;

(ii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by any member of the Rio Alto Group to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Rio Alto;

(iii)

result in the creation or imposition of any Encumbrance upon any of the property or assets of any member of the Rio Alto Group or restrict, hinder, impair or limit the ability of a member of the Rio Alto Group to conduct the business of the Rio Alto Group as and where it is now being conducted which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Rio Alto; or

(iv)

result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of any member of the Rio Alto Group or increase any benefits otherwise payable under any pension or benefits plan of any member of the Rio Alto Group or result in the acceleration of the time of payment or vesting of any such benefits.

(c)

No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any member of the Rio Alto Group of any of the material assets of the Rio Alto Group.

(d)

Rio Alto has all necessary power, authority and capacity to enter into this Letter Agreement and all other agreements and instruments to be executed by Rio Alto as contemplated by this Letter Agreement and to carry out the obligations thereof under this Letter Agreement and such other agreements and instruments.

(e)

The execution and delivery of this Letter Agreement have been authorized by all necessary corporate action of Rio Alto and this Letter Agreement constitutes a valid and binding obligation of Rio Alto enforceable against it in accordance with its terms subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)

Rio Alto has not entered into any agreement that would entitle any person to any valid claim against Sulliden or Rio Alto for a financial advisory fee, broker’s commission, finder’s fee or any like payment in respect of the Transaction or any other matter contemplated by this Letter Agreement, except for any financial advisory fees disclosed in the Rio Alto Disclosure Letter.

(g)

Rio Alto is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Rio Alto, no investigation or other proceedings involving Rio Alto which may operate to prevent or restrict trading of any securities of Rio Alto are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

(h)

Rio Alto's audited consolidated financial statements as at and for the fiscal years ended December 31, 2013 and December 31, 2012 (including the notes thereto and related management's discussion and analysis (the “MD&A”) (collectively, the “Rio Alto Annual Financial Statements”)) and Rio Alto's unaudited condensed consolidated financial statements as at and for the three months ended March 31, 2014 (including the notes thereto and related MD&A) (collectively, the “Rio Alto Interim Financial Statements”, and together with the Annual Financial Statements, the “Rio Alto Financial Statements”) were prepared in accordance with GAAP, and in each case fairly present in all material respects the consolidated financial position, results of operations and cash flows of the Rio Alto Group as of the dates thereof and for the periods indicated therein. There have been no material changes in Rio Alto's accounting policies since March 31, 2014.

(i)	The cash balance of the Rio Alto Group Group is approximately US$32.4 million as of the date hereof.

(j)

Except: (i) as disclosed or reflected in the Rio Alto Financial Statements; and (ii) for liabilities and obligations (A) incurred in the ordinary course of business and consistent with past practice since March 31, 2014, (B) pursuant to the terms of this Letter Agreement, or (C) publicly disclosed on SEDAR prior to the date hereof, Rio Alto has not incurred any material liabilities of any nature, whether accrued, contingent or otherwise, whether or not such material liabilities would be required by GAAP to be reflected on a consolidated balance sheet of Rio Alto as of the date hereof.

(k)

Since January 1, 2014, and other than disclosed publicly disclosed on SEDAR prior to the date hereof: (i) the Rio Alto Group have conducted their business in the ordinary course of business consistent with past practice, except for the transaction contemplated by this Agreement, (ii) there has been no Material

Adverse Effect and (iii) none of the Rio Alto Group, or to the knowledge of Sulliden, no director, officer, employee or auditor of the Rio Alto Group, has received or otherwise had or obtained knowledge of any fraud or material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of the Rio Alto Group or their respective internal accounting controls.

(l)

No entity in the Rio Alto Group has approved or has entered into any agreement in respect of the purchase of material assets or any interest therein or the sale, transfer or other disposition of any material portion of its assets or any interest herein currently owned by the Rio Alto Group whether by asset sale, transfer of shares or otherwise, or the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of any one of the Rio Alto Group).

(m)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Rio Alto, threatened against the Rio Alto Group before any court, regulatory or administrative agency or tribunal.

(n)

Other than as publicly disclosed, there are no actions, suits or other legal proceedings currently pending, or to the knowledge of Rio Alto, threatened against the Rio Alto Group which individually or in the aggregate have, or could reasonably be expected to have a Material Adverse Effect on Rio Alto on a consolidated basis.

(o)

As of the date hereof, there are 176,987,682 common shares of Rio Alto outstanding and there are no Convertible Securities of Rio Alto outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Rio Alto other than outstanding Convertible Securities to acquire an aggregate of 7,732,250 common shares of Rio Alto.

(p)	Rio Alto has not waived or released of the applicability of any “standstill” or other provisions of any confidentiality agreements entered into by Rio Alto.

(q)

The technical report entitled “La Arena Project, Peru Technical Report (NI 43- 101)” with an effective date December 31, 2013 and dated March 28, 2014 prepared for Rio Alto by Ian Dreyer, of MIC S.A.C., Enrique Garay, of Rio Alto, by Marek Mroczek, of Mining Plus, by Greg Lane, of Ausenco, by Mark Smith, of RRD International Corp., by Linton Kirk, of Kirk Mining Consultants and by Chris Kaye, of MQes (collectively, the “La Arena Technical Report”) complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and the La Arena Technical Report reasonably presented the quantity of mineral reserves and resources attributed to the properties evaluated as the date stated therein based upon information available at the time the La Arena Technical Report was prepared and to Rio Alto’s knowledge, there have been no material changes to the quantity of mineral resources that would necessitate the filing of a new NI 43-101 compliant technical report. All material information regarding the La Arena Project, including all drill results, technical reports and studies that are required to be disclosed, has been disclosed in the Rio Alto Disclosure Documents (as defined below).

(r)	Except as disclosed in the Rio Alto Disclosure Letter, each of Rio Alto and its subsidiaries:

(i)

has good and sufficient title, free and clear of any title defect or material Encumbrances, to all of its interests in real property, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the Rio Alto Mineral Rights (as defined below) (collectively, the “Rio Alto Real Property Interests”), and the Rio Alto Real Property Interests permit the use of land by the Rio Alto Group necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted; except for the avoidance of doubt, that additional surface rights must be acquired by the Rio Alto Group in order to further develop Phase II of the La Arena Project; and

(ii)

holds its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on the properties referred to in the Rio Alto Disclosure Documents (collectively, the “Rio Alto Mineral Rights”), free and clear of any material Encumbrances.

(s)	Except as disclosed in the Rio Alto Disclosure Letter, and applying customary standards in the mining industry of the applicable jurisdiction:

(i)

Rio Alto and its subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to the Rio Alto Real Property Interests and the Rio Alto Mineral Rights comprising the Rio Alto Group’s properties pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, and no member of the Rio Alto Group is in default of any of the material provisions of such documents, agreements and instruments nor has any such default been alleged;

(ii)

the Rio Alto Real Property Interests and the Rio Alto Mineral Rights comprising the Rio Alto Group’s properties have been properly located and recorded in compliance with applicable laws and the Rio Alto Mineral Rights are comprised of valid and subsisting mineral claims;

(iii)

the Rio Alto Real Property Interests and the Rio Alto Mineral Rights comprising the Rio Alto Group’s properties are in good standing under applicable laws, all assessment work required to be performed and filed under the Rio Alto Real Property Interests and the Rio Alto Mineral Rights has been performed and filed, all related taxes and other payments have been paid and all related filings have been made;

(iv)

the Rio Alto Mineral Rights are sufficient to permit the operation of the respective businesses of the Rio Alto Group as presently conducted or contemplated to be conducted, and no member of the Rio Alto Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Rio Alto Mineral Rights.

(v)

there is no material adverse claim against or challenge to the title of Rio Alto or any of its subsidiaries, or their respective ownership of, the Rio Alto Real Property Interests or Rio Alto Mineral Rights comprising the Rio Alto Group’s properties;

(vi)

the employees, agents and representatives of the Rio Alto Group have free and unrestricted access to the Rio Alto Group’s properties and have not been prevented or restrained in any manner from exercising their rights of access;

(vii)	the Rio Alto Group has the exclusive right to deal with the Rio Alto Real Property Interests and the Rio Alto Mineral Rights comprising the Rio Alto Group’s properties;

(viii)

no other Person has any interest in the Rio Alto Real Property Interests or the Rio Alto Mineral Rights comprising the Rio Alto Group’s properties or the production from any of the underlying properties or mineral deposits or any right to acquire any such interest;

(ix)

there are no back-in rights, earn-in rights, rights of first refusal or similar provisions that would affect the interest of the Rio Alto Group in the Rio Alto Real Property Interests or the Rio Alto Mineral Rights comprising the Rio Alto Group’s properties; and

(x)

no member of the Rio Alto Group has received any notice, whether written or oral, from any governmental authority of any revocation or intention to revoke or materially amend any of their respective interests in any of the Rio Alto Real Property Interests or the Rio Alto Mineral Rights comprising the Rio Alto Group’s properties and, to the knowledge of the Rio Alto Group, there is no reasonable basis to expect that such a revocation or material amendment of any of their respective interests in any of the Rio Alto Real Property Interests or the Rio Alto Mineral Rights may occur.

(t)

Each member of the Rio Alto Group has conducted and is conducting the business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and none of the Rio Alto Group has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would have a Material Adverse Effect on Rio Alto or any of its subsidiaries.

(u)

None of the Rio Alto Group and, to the knowledge of Rio Alto, none of their respective directors, officers, supervisors, managers, agents or employees has: (i) violated any applicable anti-bribery, export control, and economic sanctions laws, including the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practice Act, (ii) made or authorized any contribution, payment or gift of funds, property or anything else of value to any official, employee or agent of any governmental authority, authority or instrumentality in Canada, other jurisdictions in which the Rio Alto Group has assets or any other jurisdiction other than in accordance with applicable laws, (iii) used any corporate funds, or made any direct or indirect unlawful payment from corporate funds, to any foreign or domestic government official or employee or for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; or (iv) violated or is in violation of any provision of the Criminal Code (Canada) relating to foreign corrupt practices, including making any contribution to any candidate for public office, in either case, where either the payment or gift or the purpose of such contribution payment or gift was or is prohibited under the foregoing or any other applicable law, rule or regulation of any locality.

(v)	Rio Alto is a reporting issuer in each of the provinces of Canada. The common shares of Rio Alto are listed and posted for trading on the TSX, the BVL, and the New York Stock Exchange (“NYSE”).

(w)

Rio Alto has disclosed and otherwise filed with the applicable securities regulatory authorities, stock exchanges and self-regulatory authorities a true and complete copy of all material information, including all press releases, forms, reports, schedules, financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be filed by it (such disclosure, forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the “Rio Alto Disclosure Documents”). The Rio Alto Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (a) were true, correct and complete in all material respects and did not contain any misrepresentation (as defined or interpreted by securities regulatory authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all securities regulatory authorities having jurisdiction over Rio Alto, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Rio Alto. Rio Alto has not filed any confidential material change or other report or other document with any securities regulatory authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(x)

The information and statements contained in this Letter Agreement are true and correct in all material respects and together with the Rio Alto Disclosure Documents and the Rio Alto Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to Rio Alto and its subsidiaries on a consolidated basis, contain no misrepresentations and do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

6.	Covenants of Sulliden:

Sulliden hereby covenants and agrees with Rio Alto as follows:

(a)

Sulliden will use, and will cause SpinCo to use, its commercially reasonable efforts to satisfy all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable efforts to apply for and obtain, and will cooperate with Rio Alto in applying for and obtaining, the consents, orders and approvals necessary for Sulliden, SpinCo and Rio Alto, respectively, to complete the Transaction.

(b)

Subject to obtaining any required consents and except as prohibited by law or any confidentiality obligations, Sulliden will promptly provide Rio Alto with any information in the possession or control of Sulliden and relating to the Sulliden Group and in addition, subject to any confidentiality obligations, will provide any information specifically requested by Rio Alto or its legal and financial advisors so that Rio Alto may complete its due diligence investigations of the Sulliden Group in order to confirm the accuracy of the representations and warranties set out in this Letter Agreement and the Definitive Agreement.

(c)

Sulliden will convene and hold a meeting of its shareholders (including any adjournment, the “Sulliden Meeting”) as soon as practicable, and in any event, no later than July 30, 2014 for the purpose of approving the Arrangement (the “Sulliden Arrangement Resolution”), subject to compliance by Rio Alto with section 7(d). Except as otherwise provided in this Letter Agreement, Sulliden shall not adjourn or otherwise change the timing of the Sulliden Meeting without the prior written consent of Rio Alto, such consent not to be unreasonably withheld, delayed or conditioned.

(d)

Sulliden shall, as promptly as reasonable practicable, prepare, in consultation with Rio Alto, a management information circular, which may be a joint circular or a stand-alone circular with a joint-disclosure supplement, as the Parties reasonably determine (such document or documents being referred hereinafter as the “Joint Circular”), together with any other documents required by applicable laws in connection with the approval of the Sulliden Arrangement Resolution and cause such Joint Circular to be mailed to Sulliden shareholders and filed with applicable regulatory authorities. Sulliden shall ensure that the Joint Circular: (i) provides Sulliden shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them; and (ii) complies in all material respects with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Joint Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Rio Alto).

(e)	Sulliden shall cause the completion of the review of the Sulliden Interim Financial Statements by its auditors prior to June 20, 2014.

(f)

Sulliden shall prepare and provide to Rio Alto on a timely basis all financial statements required of Sulliden by applicable laws in connection with the preparation by Rio Alto of pro forma financial statements required by applicable laws to be included in the Joint Circular.

(g)

In connection with the preparation of the Joint Circular, Sulliden will provide to Rio Alto, in a timely manner, all information as may be reasonably requested by Rio Alto with respect to Sulliden and its directors and officers for inclusion in the Joint Circular and any amendments or supplements thereto.

(h)

Sulliden will, and will cause its subsidiaries to, conduct its business only, and shall not take any action except, in the usual, ordinary or regular course of business consistent with past practices or as contemplated in the Sulliden Disclosure Letter, except as contemplated by this Letter Agreement or as consented to in writing by Rio Alto.

(i)

Sulliden will, and will cause its subsidiaries to, use its commercially reasonable efforts to maintain and preserve its business organization, assets, properties, employees, goodwill, business relationships and community relationships, and it will, in all material respects, operate and maintain its property in a proper and prudent manner in accordance with good industry practice and the agreements, permits and licences governing the ownership and operation of such property.

(j)

Sulliden will not, and it shall cause its subsidiaries not to, except as provided for in this Letter Agreement or as contemplated in Schedule “A” or disclosed in the Sulliden Disclosure Letter, without prior consultation with and the consent of Rio Alto, directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Sulliden; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Sulliden, or Convertible Securities of Sulliden (other than common shares issuable upon the exercise of currently outstanding Convertible Securities); (iv) redeem, purchase or otherwise acquire any of the outstanding shares of Sulliden or other securities; (v) split, combine or reclassify any of the shares of Sulliden or amend or modify the terms of any of its securities; (vi) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its subsidiaries or adopt any plan of liquidation; (vii) reduce its stated capital (unless required to complete the Transaction); (viii) amend, alter, enter into or terminate any employment or consulting agreement or alter the pay, benefits, change of control provisions or other terms and conditions of employment or service of any employees or consultants other than with non- executive employees in the ordinary course; (ix) make or commit to make any severance payments or termination payments to any person including, without limitation, consultants, directors, officers, employees or agents of Sulliden; (x) enter into or amend any agreements, arrangements or transactions with any related party or (xi) pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice.

(k)

Sulliden shall prepare and provide to Rio Alto a statement within five days of each month end that discloses Sulliden’s cash balance and accounts payable balance as of the end of such recently completed month and its planned expenditures for the current month.

(l)

Except for (i) budgeted expenditures disclosed to Rio Alto in writing prior to the date hereof or (ii) the acquisition of surface rights for the Shahuindo Project which have been disclosed in advance to and approved by Rio Alto acting reasonably, Sulliden will not, and it will cause its subsidiaries not to, expend or commit to expend any amount with respect to any capital expenditure which individually exceeds US$100,000 or in the aggregate exceeds US$250,000.

(m)

Sulliden will provide in writing to Rio Alto monthly budgets detailing anticipated expenditures by Sulliden for the following month, such budgets to be provided no later the five days preceding the first of every month until the closing of the Transaction. Sulliden will not, and it will cause its subsidiaries not to, expend or commit to expend any amount with respect to operating expenses in excess of US$250,000 other than (i) operating expenses incurred in the ordinary course of business consistent with past practice and included as a budgeted expenditure as disclosed in writing to Rio Alto prior to the date thereof; (ii) expenditures required by law; and (iii) expenditures made in connection with transactions contemplated in this Letter Agreement.

(n)

Other than as contemplated for the Spin-Out, Sulliden will not, and it shall cause its subsidiaries not to, sell, surrender or otherwise dispose of any of the assets of Sulliden Group that individually has a sales price in excess of US$100,000 or in the aggregate exceeds US$250,000.

(o)

Sulliden will not, and it will cause its subsidiaries not to, incur any indebtedness for borrowed money or assume, endorse, guarantee or otherwise become responsible for the obligations of any other person, or make any loans or advances or issue any debt securities, other than in the ordinary course of business consistent with past practice.

(p)

Prior to finalizing the Joint Circular, Sulliden will apply to a court of competent jurisdiction and obtain an interim order in respect of the Arrangement (the “Interim Order”) and on terms satisfactory to each of the Parties.

(q)

Sulliden shall promptly advise Rio Alto in writing of any breach by Sulliden or SpinCo of any covenant, obligation or agreement of Sulliden or SpinCo contained in this Letter Agreement, or of any matter which, either individually or in the aggregate, could reasonably be expected to prevent, delay or impede the consummation of the Transaction or the transactions contemplated hereby, or either Sulliden or SpinCo from performing their respective obligations under this Letter Agreement or the Arrangement.

(r)	Sulliden shall promptly notify Rio Alto in writing of any change in any representation or warranty provided by Sulliden or SpinCo in this Letter

Agreement, which change is or may be of such a nature as to render any representation or warranty misleading or untrue.

(s)

Following approval of the Sulliden Arrangement Resolution at the Sulliden Meeting, Sulliden will forthwith apply to a court of competent jurisdiction for a final order approving the Arrangement (the “Final Order”), on terms satisfactory to each of the Parties.

7.	Covenants of Rio Alto:

Rio Alto hereby covenants and agrees with Sulliden as follows:

(a)

Subject to obtaining any required consents and except as prohibited by law, Rio Alto will promptly provide Sulliden with any information in the possession or control of Rio Alto and relating to the Rio Alto Group that is relevant to Sulliden’s due diligence investigations of the Rio Alto Group and in addition, subject to any confidentiality obligations, will provide any information specifically requested by Sulliden or its counsel so that Sulliden may complete its due diligence investigations of the Rio Alto Group in order to confirm the accuracy of the representations and warranties set out in this Letter Agreement and the Definitive Agreement.

(b)

Rio Alto will convene and hold a meeting of its shareholders (including any adjournment, the “Rio Alto Meeting”) as soon as possible, and in any event, no later than July 30, 2014 for the purpose of approving the issuance of Rio Alto common shares pursuant to the Arrangement (the “Rio Alto Share Issuance Resolution”). Except as otherwise provided in this Letter Agreement, Rio Alto shall not adjourn or otherwise change the timing of the Rio Alto Meeting without the prior written consent of Sulliden, such consent not to be unreasonably withheld.

(c)

Rio Alto shall, as promptly as reasonable practicable, prepare, in consultation with Sulliden, the Joint Circular, together with any other documents required by applicable laws in connection with the approval of the Rio Alto Share Issuance Resolution and cause such Joint Circular to be mailed to Rio Alto shareholders and filed with applicable regulatory authorities. Rio Alto shall ensure that the Joint Circular: (i) provides Rio Alto Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them; and (ii) complies in all material respects with all applicable laws and, without limiting the generality of the foregoing, shall ensure that the Joint Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Sulliden).

(d)

Rio Alto will assist with the preparation of the Joint Circular and will provide to Sulliden, in a timely manner, all information as may be reasonably requested by Sulliden with respect to Rio Alto and its directors and officers for inclusion in the Joint Circular and any amendments or supplements thereto.

(e)

Rio Alto will use its commercially reasonable efforts to satisfy all of the conditions precedent to the completion of the Transaction and will use its commercially reasonable efforts to apply for and obtain, and will cooperate with Sulliden in applying for and obtaining, the consents, orders and approvals necessary for Rio Alto and Sulliden, respectively, to complete the Transaction.

(f)

Rio Alto will, and will cause its subsidiaries to, conduct its business only, and shall not take any action except, in the usual, ordinary or regular course of business consistent with past practices or as contemplated in the Rio Alto Disclosure Letter, except as contemplated by this Letter Agreement or as consented to in writing by Sulliden.

(g)

Rio Alto will, and will cause its subsidiaries to, use its commercially reasonable efforts to maintain and preserve its business organization, assets, properties, employees, goodwill, business relationships and community relationships, and it will, in all material respects, operate and maintain its property in a proper and prudent manner in accordance with good industry practice and the agreements, permits and licences governing the ownership and operation of such property.

(h)

Rio Alto shall not, except as provided for in this Letter Agreement or as contemplated in Schedule "A" or disclosed in the Rio Alto Disclosure Letter, without prior consultation with and the consent of Sulliden, directly or indirectly do, agree to do, or permit to occur any of the following: (i) amend its constating documents in a manner that affects the Sulliden shareholders differently than the existing shareholders of Rio Alto; (ii) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Rio Alto; (iii) redeem, purchase or otherwise acquire any of the outstanding shares of Rio Alto; (iv) split, combine or reclassify any of the shares of Rio Alto; (v) reduce its stated capital; or (vi) sell or otherwise dispose of any of the assets of Rio Alto Group outside the ordinary course of business that individually or in the aggregate are material to the Rio Alto Group; (vii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself or any of its subsidiaries or adopt any plan of liquidation; (viii) enter into or amend any agreements, arrangements or transactions with any related party or (ix) pay, discharge or satisfy any material claims, liabilities or obligations, other than in the ordinary course of business consistent with past practice.

(i)

Rio Alto shall use commercially reasonable efforts to cause the common shares of Rio Alto to be issued to holders of Sulliden common shares in connection with the Transaction to be listed on the TSX and NYSE and to cause the common shares of Rio Alto which the holders of Convertible Securities of Sulliden are entitled to receive on exercise of such Convertible Securities, to be listed on the TSX and NYSE.

(j)

Rio Alto shall promptly advise Sulliden in writing of any breach by Rio Alto of any covenant, obligation or agreement of Rio Alto contained in this Letter Agreement, or of any matter which, either individually or in the aggregate, could reasonably be expected to prevent, delay or impede the consummation of the Transaction or the transactions contemplated hereby, or Rio Alto from performing its obligations under this Letter Agreement or the Arrangement.

(k)

Rio Alto shall promptly notify Sulliden in writing of any change in any representation or warranty provided by Rio Alto in this Letter Agreement, which change is or may be of such a nature as to render any representation or warranty misleading or untrue.

8.	Mutual Conditions of Transaction:

The obligations of Sulliden and Rio Alto to complete the Transaction shall be subject to the satisfaction of, among others, the following mutual conditions, which may be waived only with the consent of both of the Parties:

(a)

Mutually acceptable and legally enforceable agreements and other documents, including the Definitive Agreement (collectively the “Transaction Documents”), shall have been entered into to give effect to the Transaction, with the Transaction Documents to contain customary and detailed conditions precedent, representations and warranties, covenants (including, for greater clarity, maintaining standard indemnification and insurance coverage for directors and officers of Sulliden) and provisions dealing with the mechanics of completing the Transaction as are typical for a transaction similar in nature to the Transaction.

(b)

The shareholders of Sulliden shall have approved the Sulliden Arrangement Resolution in accordance with the terms of the Interim Order, the requirements of the TSX and Multilateral Instrument 61-101 and shall have approved or consented to such other matters as either Sulliden or Rio Alto shall consider necessary or desirable, acting reasonably, in connection with the Transaction in the manner required thereby.

(c)

The shareholders of Rio Alto shall have approved the Rio Alto Share Issuance Resolution in accordance with the terms of the Arrangement Agreement and shall have approved or consented to such other matters as either Sulliden or Rio Alto shall consider necessary or desirable, acting reasonably, in connection with the Transaction in the manner required thereby.

(d)	The Final Order shall have been granted on terms acceptable to the Parties, acting reasonably and shall not have been set side or modified in a manner unacceptable to the Parties, acting reasonably.

(e)

All governmental, court, regulatory, stock exchange, third person and other approvals, consents, waivers, orders, exemptions, agreements, including, but not limited to the approval of the TSX, the NYSE, the BVL and the appropriate Peruvian government authorities, if applicable, and all amendments and modifications to agreements, indentures and arrangements, which Sulliden or Rio Alto shall consider necessary in connection with the Transaction and not otherwise specifically described in this Letter Agreement shall have been obtained in a form satisfactory to Sulliden and Rio Alto, acting reasonably.

(f)

Rio Alto shall have implemented such changes to its management and board of directors, including the appointment of two nominees of Sulliden, as shall have been negotiated and agreed to by the Parties following the date of this Letter Agreement.

(g)

There shall have been no action taken under any applicable law or by any government or governmental or regulatory authority which; (i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Transaction, or (ii) results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Transaction which is, or could be, materially adverse to Sulliden or Rio Alto, respectively.

(h)

The distribution of the securities pursuant to the Transaction shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws either by virtue or exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities law (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102).

(i)

The issuance of Rio Alto common shares to the holders of Sulliden common shares and to the holders of Sulliden Convertible Securities upon the exercise of the same as contemplated by the Transaction shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof (or pursuant to any other applicable exemption), and in compliance with all applicable U.S. state securities law.

9.	Conditions Precedent to the Obligations of Sulliden:

The obligations of Sulliden to complete the Transaction shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by Sulliden:

(a)	Rio Alto shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Rio Alto prior to the completion of the Transaction.

(b)

The representations and warranties of Rio Alto contained in the Definitive Agreement shall be true and accurate, when made and on and as of the completion of the Transaction with the same force and effect as if they had been made at the completion of the Transaction (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Definitive Agreement) except where the failure of such representations and warranties to be true and correct (read as though such representations and warranties omit exceptions for failures that do not have or result in a Material Adverse Effect), individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of Rio Alto.

(c)	There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Rio Alto.

(d)

Receipt of conditional approval of TSX Venture Exchange or TSX to the listing of the SpinCo Shares thereon, provided however that this condition shall be deemed to have been waived by Sulliden if such approval is not received by July 30, 2014.

(e)	Rio Alto shall not be in material breach of its obligations under the Definitive Agreement.

(f)

The common shares of Rio Alto to be issued to holders of Sulliden common shares in connection with the Transaction and in connection with the exercise of Convertible Securities of Sulliden shall have been conditionally approved for listing on the TSX and NYSE, subject to the fulfillment by Rio Alto of the normal listing conditions.

(g)	Rio Alto shall have taken all steps necessary to satisfy the SpinCo Funding Requirement.

10.	Conditions Precedent to the Obligations of Rio Alto:

The obligations of Rio Alto to complete the Transaction shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by Rio Alto:

(a)	Sulliden shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Sulliden prior to the completion of the Transaction.

(b)

The representations and warranties of Sulliden contained in the Definitive Agreement shall be true and accurate, when made and on and as of the completion of the Transaction with the same force and effect as if they had been made at the completion of the Transaction (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by the Definitive Agreement) except where the failure of such representations and warranties to be true and correct (read as though such representations and warranties omit exceptions for failures that do not have or result in a Material Adverse Effect), individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Effect in respect of Sulliden.

(c)	There shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Sulliden.

(d)

If Option 2 is chosen by Rio Alto, SpinCo having entered into an agreement with Rio Alto pursuant to which SpinCo agrees (i) to limit its sales of common shares of Rio Alto acquired as contemplated herein such that the maximum proceeds received in any one month from the sale of such shares is no more than $2 million, and (ii) to provide Rio Alto with reasonably prior written notice of any proposed sale of common shares of Rio Alto.

(e)	Holders of no more than five percent of the outstanding common shares of Sulliden shall have dissented, and at the date of the Sulliden Meeting, have not withdrawn such dissent, to the Transaction.

11.	Completion Date:

The Parties shall use their best efforts to complete the Transaction as soon as reasonably possible following the later of the Sulliden Meeting and the Rio Alto Meeting but in any event by no later than August 31, 2014 (the “Completion Deadline”). For greater certainty, in the event that the Transaction has not been completed by the Completion Deadline, each of the Parties shall be entitled to terminate its obligations hereunder other than any obligations which the Parties may then have pursuant to Schedule "A".

12.	Completion:

Completion of the Transaction shall take place at the offices of Davis LLP, Suite 6000, 1 First Canadian Place, PO Box 367, 100 King St W., Toronto, Ontario, no later than the fifth business day following the date on which all conditions to the completion of the Transaction have been fulfilled to the satisfaction of the Parties hereto in whose favour such conditions apply (or been waived by such Parties), or any other place and date agreed to by the Parties.

13.	Acquisition Proposal:

Sulliden and Rio Alto agree to be bound by the covenants and provisions set forth in Schedule "A".

14.	Termination:

Subject to Section 4 of Schedule "A" to this Letter Agreement, if applicable, this Letter Agreement may be terminated at any time prior to the Completion Deadline:

(a)	by Rio Alto or Sulliden if a Definitive Agreement is not executed on or before June 13, 2014;

(b)	by mutual written agreement between Sulliden and Rio Alto;

(c)

by Rio Alto if: (i) the board of directors of Sulliden shall have made a Change in Recommendation as defined in Schedule “A” or (ii) Sulliden shall have entered into a definitive agreement with respect to a Superior Proposal; in each case subject to payment of the Sulliden Termination Payment required to be paid pursuant to Section 4 of Schedule "A";

(d)

by Sulliden if: (i) the board of directors of Rio Alto shall have made a Change in Recommendation as defined in Schedule “A” or (ii) Rio Alto shall have entered into a definitive agreement with respect to a Superior Proposal; in each case subject to payment of the Rio Alto Termination Payment required to be paid pursuant to Section 5 of Schedule "A";

(e)

by Sulliden in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 3 of Schedule "A" and the payment of the Sulliden Termination Payment required to be paid pursuant to Section 4 of Schedule "A"; provided for greater certainty, that any such termination shall terminate this Letter Agreement for both Parties;

(f)

by Rio Alto in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 3 of Schedule "A" and the payment of the Rio Alto Termination Payment required to be paid pursuant to Section 7 of Schedule "A"; provided for greater certainty, that any such termination shall terminate this Letter Agreement for both Parties;

(g)	by Sulliden or Rio Alto if the Sulliden Shareholders Resolution shall not have been obtained at the Sulliden Meeting, including any adjournment thereof;

(h)	by Sulliden or Rio Alto if the Rio Alto Share Issuance Resolution shall not have been obtained at the Rio Alto Meeting, including any adjournment thereof;

(i)

by either Party if any condition precedent to its obligations has not been satisfied or waived by the other Party by the Completion Deadline except that the right to terminate this Agreement under this Section 14(i) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of or resulted in, the failure of such condition to be satisfied by such date; or

(j)

by Sulliden or Rio Alto if there is a material breach by the other Party of its covenants under this Letter Agreement prior to the Completion Deadline; in the case of a termination by a Party in respect of a breach by the other Party of its covenants set forth in Section 2 of Schedule "A" subject to payment of the Sulliden Termination Payment required to be paid pursuant to Section 4 or the Rio Alto Termination Payment Section 7, as the case may be, of Schedule "A".

15.	Miscellaneous:

(a)

Costs: Subject to Section 5 of Schedule "A"5 and Section 8 of Schedule "A"8, each Party shall pay its own respective costs and expenses (including all legal, accounting, proxy solicitation and financial advisory fees and other expenses) in connection with the Transaction including expenses related to the preparation, execution and delivery of this Letter Agreement and the documents required hereunder. Sulliden agrees to limit its financial advisory fees shall not exceed the fees as they are disclosed in the Sulliden Disclosure Letter.

(b)

Rio Alto Board Approval: Rio Alto hereby represents to Sulliden that its board of directors (i) has received an oral opinion from Rio Alto’s’s financial advisors that the Share Issuance is fair, from a financial point of view, to the shareholders of Rio Alto; (ii) has authorized Rio Alto to proceed with the Transaction on and subject to the terms and conditions set out herein and (iii) has resolved to recommend that Rio Alto shareholders vote in favour of the Rio Alto Share Issuance Resolution on and subject to the terms and conditions set out herein.

(c)

Sulliden Board Approval: Sulliden hereby represents to Rio Alto that its board of directors: (i) has received an oral opinion from Sulliden’s financial advisors that the Transaction is fair, from a financial point of view, to the shareholders of Sulliden; (ii) has authorized Sulliden to proceed with the Transaction on and subject to the terms and conditions set out herein; and (iii) has resolved to recommend that Sulliden shareholders vote in favour of the Transaction on and subject to the terms and conditions set out herein.

(d)

SpinCo Private Placement: It is intended by Sulliden that SpinCo will effect a non-brokered private placement with members of Sulliden management of up to C$10 million to provide additional funds to SpinCo concurrently with or following (but without being a condition to) the completion of the Transaction.

(e)

Public Announcements: The Parties agree to make a joint press release with respect to the Transaction as soon as practicable after the date of this Letter Agreement and to otherwise coordinate the public disclosure and presentations made by them with respect to the Transaction. The Parties agree that such press release shall state that the directors and officers of Sulliden have indicated that they support the Transaction and intend to vote their shares of Sulliden for the approval of the Transaction. The Parties further agree that there will be no public announcement or other disclosure of the Transaction or of the matters dealt with herein unless they have mutually agreed thereto or unless otherwise required by applicable law or by regulatory instrument, rule or policy based on the advice of counsel. If either Party is required by applicable law or regulatory instrument, rule or policy to make a public announcement with respect to the Transaction, such Party hereto will provide as much notice to the other Party as reasonably possible, including the proposed text of the announcement.

(f)	Monetary References: Any monetary references shall be to the currency of Canada.

(g)

Law: This Letter Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to any conflict of law principles. Each of the Parties irrevocably attorns to the non-exclusive jurisdiction of the courts of the City of Toronto, Province of Ontario.

(h)	Amendment: This Letter Agreement may, at any time and from time to time, be amended by written agreement of the Parties hereto.

(i)	Assignment: Neither Party may assign its rights or obligations under this Letter Agreement without the prior written consent of the other Party hereto.

(j)	Binding Effect: This Letter Agreement shall be binding upon and shall enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

(k)	Waiver: Any waiver or release of any of the provisions of this Letter Agreement, to be effective, must be in writing and executed by the Party hereto granting such waiver or right.

(l)

Confidentiality Agreement: The Parties acknowledge that the Transaction is subject to a confidentiality agreement between Sulliden and Rio Alto dated May 9, 2014 (the “Confidentiality Agreement”), which agreement shall continue in full force and effect, provided that the Confidentiality Agreement is hereby amended such that if any Acquisition Proposal is made to Sulliden by any third party, then Rio Alto shall be released from the standstill provisions of the Confidentiality Agreement and from any other obligations in the Confidentiality Agreement that would restrict Rio Alto’s ability to offer to acquire or to acquire shares, other securities and/or control of Sulliden. For greater certainty, except as contemplated herein, this agreement and any discussions in connection therewith shall be treated by the Parties hereto as strictly confidential and shall not (without the prior consent of the other Party hereto or as contemplated or provided herein) be disclosed by either Party hereto to any person other than a director, officer, employee, agent, shareholder or professional advisor of or to that Party with a need to know for purposes connected with the Transaction or other matters contemplated by this Letter Agreement and then only on a confidential basis and also on the basis that the Party concerned will be liable for any breach of confidentiality by a person to whom it makes disclosure. In the event of a conflict between the provisions hereof and any provision of the Confidentiality Agreement, the provisions hereof shall prevail. Rio Alto and Sulliden hereby consent to the disclosure of this Letter Agreement by press release as contemplated in paragraph (d) above) upon receipt of this Letter Agreement and to the filing of this Letter Agreement on SEDAR as required by applicable securities law.

(m)

Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission or sent by prepaid overnight courier to the parties at the following addresses (or at such other addresses as shall be specified by either party by notice to the other party); provided that notice to the respective legal counsel of Sulliden and Rio Alto set out below shall not constitute notice from one party to the other party under this Letter Agreement:

(i)	if to Sulliden:

Sulliden Gold Corporation Ltd. 65 Queen Street West, Suite 800 Toronto, Ontario M5H 2M5

Attention:	President
Facsimile:	(416) 861-8165

with a copy (that shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza - 40 King Street West
Toronto, Ontario M5H 3C2

Attention:	André Boivin
Facsimile:	(416) 640-3157

(ii)	if to Rio Alto:

Rio Alto Mining Limited
Suite 1950 - 400 Burrard Street
Vancouver, BC V6C 3A6

Attention:	Alex Black
Fax:	(866) 393-4493

with a copy (that shall not constitute notice) to:

Davis LLP
1000, 250 - 2nd Street SW
Calgary, AB T2P 0C1

Attention:	Dan Kenney
Facsimile:	(403) 213-4460

(n)

Entire Agreement: This Letter Agreement, including Schedule "A" hereto and the Sulliden Disclosure Letter and the Rio Alto Disclosure Letter, each of which form part hereof, together with the Confidentiality Agreement, contains the entire agreement between the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings with respect thereto.

[The remainder of this page has been intentionally left blank.]

Would you kindly signify your acceptance of the terms contained herein by executing the enclosed duplicate copy hereof in the place indicated and thereafter returning such executed copy to Rio Alto by no later than 8:00 p.m. (Toronto time) on May 20, 2014, failing which this Letter Agreement shall be of no force or effect (the “Signing Deadline”). This Letter Agreement constitutes an irrevocable offer open for acceptance by Sulliden until the Signing Deadline.

RIO ALTO MINING LIMITED

By:	“Alexander Black”
Alexander Black, President and Chief
Executive Officer

Accepted and agreed to this 20th day of May, 2014.

SULLIDEN GOLD CORPORATION LTD.

By:	“Peter Tagliamonte”
Peter Tagliamonte, Chairman and Chief
Executive Officer

SCHEDULE "A"
ACQUISITION PROPOSAL AND TERMINATION FEE

1.	Acquisition Proposal and Superior Proposal

(a)

“Acquisition Proposal” means, with respect to Sulliden or Rio Alto, as the case may be, any proposal or offer made by a third party (including a stated intention to make a proposal or offer) regarding a merger, amalgamation, statutory arrangement, share exchange, business combination, recapitalization, take-over bid, tender offer, sale or other acquisition of 20% or more of the assets of such Party (on a consolidated basis) in a single transaction or a series of related transactions (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale or other acquisition of 20% or more of the assets of such Party), reorganization, liquidation, winding-up, sale, issue or redemption of 20% or more of the total number of common shares or rights or interests therein or thereto or similar transactions involving the Party and/or its subsidiaries (other than the Transaction);

(b)	“Other Party” means: (i) with respect to Rio Alto, Sulliden; and (ii) with respect to Sulliden, Rio Alto;

(c)

“Superior Proposal” means a bona fide written Acquisition Proposal made by a third party with whom Rio Alto or Sulliden, as the case may be, and each of its respective officers and directors deals at arm’s length to, directly or indirectly, acquire assets that individually or in the aggregate constitute more than 50% of the assets (on a consolidated basis) of Rio Alto or Sulliden, as the case may be, or more than 50% of the common shares of Rio Alto or Sulliden, as the case may be, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, business combination, sale, lease, or long-term supply agreement or otherwise, and that the Board of Directors of Rio Alto or the Board of Directors of Sulliden, as applicable, determines in good faith after receipt of advice from its financial advisors and outside legal counsel: (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (b) is not subject to a financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors of Rio Alto or the Board of Directors of Sulliden, as applicable, acting in good faith (after receipt of advice from financial advisors and outside legal counsel); (c) is not subject to a due diligence or access to information condition; (d) in the case of a transaction that involves the acquisition of common shares of a Party, that is offered or made available to, in compliance with all applicable securities laws, all shareholders of Rio Alto or Sulliden, as the case may be, in Canada and the United States on the same terms; and (e) would in the opinion of the Board of Directors of Rio Alto or the Board of Directors of Sulliden, as applicable, acting in good faith, if consummated in accordance with its terms (without assuming away the risk of non-completion), result in a transaction more favourable to the shareholders of Sulliden or Rio Alto, as applicable, from a financial point of view, than the terms of the Transaction.

2.	Covenants Regarding Non-Solicitation

(a)

Each Party shall, and shall direct and cause its officers, directors, employees, representatives, advisors and agents and its subsidiaries and their representatives, advisors, agents, officers, directors and employees to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by the Party or any of its representatives.

(b)

Subject to Section 3 of this Schedule "A" or unless permitted pursuant to Section 2, each Party agrees that it shall not, and shall not authorize or permit any of its officers, directors, employees, representatives, advisors or agents or its subsidiaries, directly or indirectly, to:

(i)

make, solicit, assist, initiate, entertain, or knowingly encourage, promote or facilitate, including by way of furnishing non-public information, permitting any visit to its properties or entering into any form of written or oral agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to a potential Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise cooperate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal, provided however that a Party may communicate with a third party that has made an Acquisition Proposal: (a) for the purpose of clarifying the terms of such Acquisition Proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (B) for the purpose of advising such third party that such Acquisition Proposal cannot reasonably be expected to result in a Superior Proposal;

(iii)

remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until five business days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this paragraph (b)(iii));

(iv)

withdraw, modify, qualify or change in a manner adverse to the Other Party, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to the Other Party, the approval, recommendation or declaration of advisability of its Board of Directors or any committee thereof of this Letter Agreement or the Transaction (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of its Board of Directors of the Transaction within five business days after an Acquisition Proposal relating to such Party has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within five business days of being requested to do so by the Other Party, shall be considered an adverse modification);

(v)

release any person from or waive, or otherwise forbear the enforcement of any confidentiality or standstill agreement with any person that would facilitate the making or implementation of any Acquisition Proposal;

(vi)

accept, enter into, or propose to accept or enter into, any agreement, arrangement or understanding related to any Acquisition Proposal or potential Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Transaction or providing for the payment of any break, termination or other fees or expenses to any person in the event that the Transaction is completed or any other transaction agreed to prior to any termination of this Letter Agreement; or

(vii)

make any public announcement or take any other action inconsistent with, or that would reasonably be likely to be regarded as detracting from, the recommendation of its Board of Directors to approve the Transaction.

Notwithstanding the foregoing part of this paragraph (b) and any other provisions of this Letter Agreement:

A.

The Board of Directors of each Party may consider, participate in any discussions or negotiations with and provide information to, any person who has delivered a written Acquisition Proposal which was not solicited or encouraged by such Party after the date of this Letter Agreement and did not otherwise result from a breach of this Section 2 by such Party and that its Board of Directors determines in good faith may reasonably be expected to constitute a Superior Proposal, provided, however, that if a Party provides confidential non-public information to such person, that Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantively the same as the confidentiality agreement between the Parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement, including a standstill provision at least as stringent as contained in such confidentiality agreement; provided, however, that it shall not preclude such person from making a Superior Proposal. If a Party receives a request for non- public information from a person who proposes to make an Acquisition Proposal and the Board of Directors of such Party determines in good faith that such Acquisition Proposal, if made, could reasonably be expected to lead to a Superior Proposal and provided that such Party obtains a confidentiality and standstill agreement from the person making such Acquisition Proposal that is substantially the same as the confidentiality agreement between the Parties hereto, and otherwise on terms no more favourable to such person than such confidentiality agreement including a standstill provision at least as stringent as contained in such confidentiality agreement provided, however, that it shall not preclude such person from making a Superior Proposal, such

Party shall be permitted to provide such person with access to non-public information regarding the Party; provided that such Party sends a copy of any such confidentiality agreement to the Other Party promptly upon its execution and the Other Party is provided with a list of the non-public information provided to such person and is promptly provided with access to similar non-public information to which such person was provided.

B.

Nothing contained in this Section 2 or elsewhere in the Letter Agreement shall prohibit the Board of Directors of each Party from making a Change in Recommendation or from making any disclosure to its shareholders if, in the good faith judgment of the Board of Directors, after consultation with outside counsel, such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable laws, provided that in the case of a proposal to make a Change in Recommendation that does not relate to a Superior Proposal, not less than 48 hours before its Board of Directors considers any such proposal such Party shall give the Other Party written notice of such proposal and promptly advise the Other Party of its Board of Directors’ intention to consider such proposal and provided further that the Board of Directors of a Party shall not be entitled to make a Change in Recommendation that results from: (i) an increase in the trading price of the common shares of such Party that facilitates or may facilitate an equity financing of and/or (ii) a change in global credit markets that facilitates or may facilitate a debt financing of such Party.

The foregoing provisions of this subparagraph B shall not relieve either Party from its obligation to proceed to call and hold a special meeting of its shareholders and: (i) in the case of Rio Alto, to hold the vote on the Rio Alto Share Issuance Resolution, and (ii) in the case of Sulliden, to hold the vote on the Sulliden Arrangement Resolution; except in circumstances where this Letter Agreement is terminated in accordance with the terms hereof.

C.

Nothing contained in this Section 2 shall prohibit the Board of Directors of either Party from distributing a Director’s circular in compliance with applicable securities laws, in response to a take- over bid, provided however that the Board of Directors of each Party shall not, except as permitted by Section 2 or 3 of this Schedule "A", withdraw or modify, or propose to withdraw or modify, its recommendation with respect to the Transaction or approve or recommend or propose to approve or recommend an Acquisition Proposal.

(c)

From and after the date of the Letter Agreement, each Party shall promptly (and in any event within 24 hours) notify the Other Party, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal, any discussions or negotiations relating to, or which the

Party reasonably believes could lead to, an Acquisition Proposal, or any request for non-public information relating to such Party or any of its subsidiaries, except where such disclosure will result in a breach by such Party of its confidentiality obligations existing on the date of this Letter Agreement. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer, copies of all draft agreements and, to the extent available to such Party, copies of all lock-up and similar agreements and provide such other details of the proposal, inquiry or offer as the Other Party may reasonably request. Each Party shall keep the Other Party fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer and will respond promptly to all inquiries by the Other Party with respect thereto.

(d)

Each Party shall ensure that its officers, directors, consultants and employees and its subsidiaries and their officers, directors, consultants, employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 2, and it shall be responsible for any breach of this Section 2 by such officers, directors, consultants, employees, financial advisors or other advisors or representatives.

3.	Right to Accept a Superior Proposal

(a)

If a Party has complied with Section 2 of this Schedule "A" with respect thereto, the Party may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 3 received prior to the date of approval of the Transaction by its shareholders and terminate this Letter Agreement if, and only if: (i) the Party has provided the Other Party with a copy of the Superior Proposal document; (ii) the Party has provided the Other Party with the information regarding such Superior Proposal required under Section 2(c); (iii) the Board of Directors of the Party has determined in good faith after consultation with its financial advisors and obtaining written advice from outside legal counsel that it is necessary in order for the Board of Directors to discharge properly its fiduciary duties to withdraw or modify its approval or recommendation of this agreement and to approve or recommend such Superior Proposal; and (iv) five business days shall have elapsed from the later of the date the Other Party received written notice (a “Superior Proposal Notice”) advising the Other Party that the Party’s Board of Directors has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal subject only to this Section 3, and the date the Other Party received a copy of such Superior Proposal document. In the event that a Party provides the Other Party with a Superior Proposal Notice on a date that is less than seven business days prior to the Party’s meeting of shareholders, the Party may and shall, at the request of the Other Party, adjourn such meeting to a date that is not less than five business days and not more than 15 days after the date of the Superior Proposal Notice. If the Joint Circular has been sent to the shareholders of the Party prior to the expiry of the five business day period set forth in this Section 3(a) and, during such period, the Other Party requests in writing that the special meeting of shareholders proceed, unless otherwise ordered by a court, the Party shall continue to take all reasonable steps necessary to hold its special meeting and to cause the Transaction to be voted on at such meeting.

(b)

During the five business day period referred to in Section 3(a) of this Schedule "A", each Party agrees that the Other Party shall have the right, but not the obligation, to offer in writing to amend the terms of this Letter Agreement, which offer must be received by the Party receiving the Superior Proposal prior to 5:00 p.m. (Toronto time) on the fifth business day of such period in order for such offer to comply with the requirements of this Section 3(b). The Party in receipt of the Superior Proposal shall cooperate with the Other Party with respect thereto, including negotiating in good faith with the Other Party to enable the Other Party to make such adjustments to the terms of this Letter Agreement as the Other Party deems appropriate and as would enable the Transaction to proceed. The Board of Directors of the Party in receipt of the Superior Proposal will review any written proposal by the Other Party to amend the terms of this Letter Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether the amended proposal would, upon acceptance by it, be at least equivalent to the Superior Proposal. If the Board of Directors of that Party so determines, it will enter into an amended agreement with the Other Party reflecting the amended proposal. If the Board of Directors of the Party in receipt of the Superior Proposal does not so determine, that Party may accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal, subject to compliance with Section 4 hereof.

(c)

Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of the requirement under clause (v) of Section 3(a) of this Schedule "A" and will initiate an additional five business day notice period.

4.	Sulliden Termination Payment

In the event that Sulliden enters into an Agreement to effect an Acquisition Proposal that is a Superior Proposal in accordance with Section 3 of this Schedule "A" or Sulliden makes a Change of Recommendation in respect of the Transaction, then Sulliden shall pay to Rio Alto an aggregate amount in cash of $15 million (the “Sulliden Termination Payment”) in immediately available funds as a termination payment.

In addition to the foregoing, if this Letter Agreement is terminated pursuant to: (i) the failure by the shareholders of Sulliden to approve the Arrangement Resolution at the Sulliden Meeting, (ii) prior to such Sulliden Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Sulliden has been publicly announced and not withdrawn, and (iii) within twelve months of the date of the termination of this Letter Agreement:

(a)	the Person who made such Acquisition Proposal or an affiliate of such Person:

(i)	directly or indirectly acquires Sulliden, by takeover bid, arrangement, business combination or otherwise;

(ii)	directly or indirectly acquires the assets of Sulliden, or one or more of its subsidiaries that constitute more than 20% of the consolidated assets of Sulliden;

(iii)	directly or indirectly acquires more than 50% of the voting or equity securities of Sulliden; or

(b)

Sulliden and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Board of Directors of Sulliden approves or recommends, a transaction contemplated by Section 3(a) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter, then Sulliden shall pay to Rio Alto the Sulliden Termination Payment set out above upon the completion of such transaction.

5.	Sulliden Expense Payment

In the event that Rio Alto terminates the Letter Agreement to which this Schedule "A" is attached pursuant to Section 14(i) and a Sulliden Termination Payment is not otherwise payable in accordance with Section 4 of this Schedule "A", then Sulliden shall pay to Rio Alto an aggregate amount in cash of $2 million (the “Sulliden Expense Payment”) in immediately available funds as reimbursement for fees and expenses incurred by Rio Alto in connection with the Transaction.

6.	Rio Alto Liquidated Damages

Sulliden acknowledges that any Sulliden Termination Payment payable pursuant to Section 4 of this Schedule "A" or the Sulliden Expense Payment payable pursuant to Section 5 of Schedule "A" is a payment of liquidated damages which is a genuine pre-estimate of the damages which Rio Alto and its shareholders will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Transaction and is not a penalty.

Upon receipt by Rio Alto of any Sulliden Termination Payment pursuant to Section 4 of this Schedule "A" or the receipt by Riot Alto of the Sulliden Expense Payment pursuant to Section 5 of Schedule "A", Rio Alto shall have no further claim against Sulliden in respect of the failure to complete the Transaction. Nothing in Section 4 of this Schedule "A" or Section 5 of Schedule "A" shall preclude Rio Alto from seeking injunctive relief to restrain any breach or threatened breach by Sulliden of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith provided that it is understood and agreed that in no instance shall Rio Alto be entitled to both a Sulliden Termination Payment and specific performance.

Sulliden hereby irrevocably waives any right it may have to raise as a defence that the provisions of Section 4 of this Schedule "A", Section 5 of Schedule "A" or any such provisions or the amounts therein are excessive, punitive or unenforceable.

7.	Rio Alto Termination Payment

In the event that Rio Alto enters into an Agreement to effect an Acquisition Proposal that is a Superior Proposal in accordance with Section 3 of this Schedule "A" or Rio Alto makes a Change of Recommendation in respect of the Transaction, then Rio Alto shall pay to Sulliden an aggregate amount in cash of $15 million (the “Rio Alto Termination Payment”) in immediately available funds as a termination payment.

In addition to the foregoing, if this Letter Agreement is terminated pursuant to: (i) the failure by the shareholders of Rio Alto to approve the Share Issuance Resolution at the Rio Alto Meeting, (ii) prior to such Rio Alto Meeting, a bona fide Acquisition Proposal, or the intention to enter a bona fide Acquisition Proposal with respect to Rio Alto has been publicly announced and not withdrawn, and (iii) within twelve months of the date of the termination of this Letter Agreement:

(a)	the Person who made such Acquisition Proposal or an affiliate of such Person:

(i)	directly or indirectly acquires Rio Alto, by takeover bid, arrangement, business combination or otherwise;

(ii)	directly or indirectly acquires the assets of Rio Alto, or one or more of its subsidiaries that constitute more than 20% of the consolidated assets of Rio Alto;

(iii)	directly or indirectly acquires more than 50% of the voting or equity securities of Rio Alto; or

(b)

Rio Alto and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Board of Directors of Rio Alto approves or recommends, a transaction contemplated by Section 7 (a) above with the Person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter, then Rio Alto shall pay to Sulliden the Termination Payment set out above upon the completion of such transaction.

8.	Rio Alto Expense Payment

In the event that Sulliden terminates the Letter Agreement to which this Schedule "A" is attached pursuant to Section 14(i), and a Rio Alto Termination Payment is not otherwise payable in accordance with Section 7 of this Schedule "A" then Rio Alto shall pay to Sulliden an aggregate amount in cash of $2 million (the “Rio Alto Expense Payment”) in immediately available funds as reimbursement for fees and expenses incurred by Sulliden in connection with the Transaction.

9.	Sulliden Liquidated Damages

Rio Alto acknowledges that the Rio Alto Termination Payment payable pursuant to Section 7 of this Schedule "A" or the Rio Alto Expense Payment payable pursuant to Section 8 of this Schedule "A" is a payment of liquidated damages which is a genuine pre-estimate of the damages which Sulliden and its shareholders will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Transaction and is not a penalty.

Upon receipt by Sulliden of any Rio Alto Termination Payment pursuant to Section 7 of this Schedule "A" or the receipt by Sulliden of the Rio Alto Expense Payment pursuant to Section 8 of this Schedule "A", Sulliden shall have no further claim against Rio Alto in respect of the failure to complete the Transaction. Nothing in Section 7 of this Schedule "A" or Section 8 of Schedule "A" shall preclude Sulliden from seeking injunctive relief to restrain any breach or threatened breach by Rio Alto of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith provided that it is understood and agreed that in no instance shall Sulliden be entitled to both a Rio Alto Termination Payment and specific performance.

Rio Alto hereby irrevocably waives any right it may have to raise as a defence that the provisions of Section 7 of this Schedule "A", Section 8 of this Schedule "A" or any such provisions or the amounts therein are excessive, punitive or unenforceable.

PRIVATE & CONFIDENTIAL

May 20, 2014

Re:	Letter Agreement between Rio Alto Mining Limited (“Rio Alto” or the “Company”) and Sulliden Gold Corporation Ltd. (“Sulliden”) made as of May 20, 2014 (the “Letter Agreement”)

This letter constitutes the “Rio Alto Disclosure Letter” (the “Rio Alto Disclosure Letter”) as referred to in the Letter Agreement. This Rio Alto Disclosure Letter sets forth, in writing, certain additional terms, agreements, acknowledgements, disclosures, exceptions and exclusions contemplated or permitted by the Letter Agreement. Any capitalized terms used herein but not defined in this Rio Alto Disclosure Letter shall have the respective meanings attributed to such terms in the Letter Agreement.

Unless otherwise stated, all references to $ are in reference to Canadian dollars and all references to US$ are in reference to United States dollars. The section number references set forth in the table below correspond to sections of the Letter Agreement. Any information contained or referred to in this Rio Alto Disclosure Letter is to be treated as a disclosure by Rio Alto to Sulliden or the agreement of the Parties with respect to the matters disclosed herein, as the case may be, in respect of each and every covenant, representation, warranty, term and condition contained in the Letter Agreement to which such information may reasonably be regarded as being relevant (regardless of the section number references set forth below) and not solely in respect of any particular representation, warranty, covenant or condition contained in the Letter Agreement.

This Rio Alto Disclosure Letter is incorporated by reference into, and forms an integral part of, the Letter Agreement.

The description of any document in this Rio Alto Disclosure Letter, including the Exhibits hereto, is qualified in all respects by reference to such document to the extent that such document is attached to this Rio Alto Disclosure Letter as an Exhibit.

1.	Section 5(b) - Consent and Acceleration

The consent of EXP T1 Ltd. (“EXP”) to the Transaction is required under the amended and restated gold prepayment agreement made as at May 30, 2012 (the “Gold Prepayment Agreement”) and the operating loan agreement dated as of October 14, 2010 (the “Operating Loan Agreement”).

2.	Section 5(f) - Financial Advisory Fee

As disclosed in the letter agreement between Rio Alto and GMP Securities L.P. dated April 22, 2014.

3.	Section 5(o) - Rio Alto Property Interests and Rio Alto Mining Rights

The security interests provided by Rio Alto and its subsidiaries to EXP in support of obligations under the Gold Prepayment Agreement, the Operating Loan Agreement and the amended and restated contract for purchase and sale of gold dated as of May 30, 2012.

A-2

4.	Section 5(s)(iii) and Section 5(s)(viii) - Rio Alto Real Property Interests and Rio Alto Mineral Rights

Mining concessions within La Arena are subject to a validity fee and certain of the mining concessions are also subject to a penalty fee.

The amended and restated contract for purchase and sale of gold dated as of May 30, 2012 between Rio Alto, its subsidiaries and EXP provides for the sale of gold produced from La Arena to EXP.

Yours Truly,

RIO ALTO MINING LIMITED

Per:	“Kathryn Johnson”
Kathryn Johnson
Chief Financial Officer

May 20, 2014

PRIVATE AND CONFIDENTIAL

Rio Alto Mining Limited
Suite 1950 - 400 Burrard Street
Vancouver, BC V6C 3A6

Dear Sirs:

Re:	Acquisition of Sulliden Gold Corporation Ltd. (the “Company”)

This is the Sulliden Disclosure Letter (the “Disclosure Letter”) which has been prepared and delivered by the Company in connection with the letter agreement (the “Agreement”) dated the date hereof between the Company and Rio Alto Mining Limited (“Rio Alto”).

1.	For the purposes of this letter:

1.1	words and expressions defined in the Agreement and referred to therein shall have the same meanings in this Disclosure Letter unless the context requires otherwise; and

1.2

all disclosures made shall be deemed to be made generally in respect of the Agreement and to qualify all representations and warranties, undertakings and restrictions given by the Company in the Agreement.

2.	Before dealing in detail with the various representations and warranties of the Company set out in the Agreement, we make the following general disclosures:

2.1	where any information in this Disclosure Letter comprises expressions of opinion or forecast, no warranty or representation is given in respect of the accuracy thereof;

2.2	all express provisions of the Agreement;

2.3

where any statement contained in the text of this Disclosure Letter is in conflict with any information contained in any of the documents provided to Rio Alto and it is reasonable to assume that Rio Alto would have been misled thereby, the statement contained in the text of this Disclosure Letter shall prevail over the information contained in the relevant document; and

2.4	matters disclosed or noted in the public disclosure of the Company that has been filed under the profile of the Company on SEDAR since May 1, 2012.

3.	We now refer to the Agreement and our numbering herein follows that of the Agreement.

SECTION 4(d)(iv) and 4(t) – PAYMENTS UPON A CHANGE OF CONTROL

All material payments becoming due to any person or other entity, including, but not limited to, any director or officer of any member of the Sulliden Group, or any increase in any benefits otherwise payable under any pension or benefits plan of any member of the Sulliden Group or an acceleration of the time of payment or vesting of any such benefits as a result of the Transaction are disclosed in Schedule “A” and below. In addition, the vesting of all options, restricted share units and deferred share units issued and outstanding will be accelerated in connection with the Transaction.

The Company has agreements with four employees in Peru which include a change of control payment of for any change of control event, in addition to any severance payments required according to the Peruvian labour law. These provisions are triggered if the employment agreement is terminated as a result of the change of control (i.e., the employee does not have the option to terminate the agreement and invoke the change of control provision.) These employees, their respective salaries and the change of control multiple are illustrated in the table below.

[Redacted – Certain personal information with respect to severance and other payments made to employees of the Company in the aggregate amount of 690,000 soles has been redacted.]

SECTION 4(e) – RIGHTS TO ASSETS

No person has any agreement, or any option, right, or privilege capable of becoming an agreement, for the purchase of any assets of the Sulliden Group. There are areas of mutual interest/areas of exclusion provisions in certain confidentiality agreements to which the Company is a party.

SECTION 4(h) – PAYMENTS IN CONNECTION WITH THE TRANSACTION

The Company is party to a letter agreement with Cormark Securities Inc. (“Cormark”) dated May 13, 2014 pursuant to which the Company engaged Cormark to act as a financial advisor to assist the Company in assessing, structuring and negotiating the Transaction. In the event that the Company consummates any transaction involving a sale of the Company or the sale of any substantial/material assets within 12 months of the date of the letter agreement, Cormark shall receive the amount of [Redacted – Confidential fee arrangements made between the parties].

The independent special committee of the board of directors has engaged National Bank Financial (“NBF”) to, without limitation, assess the consideration paid to the shareholders of the Company in the Transaction and advise as to, and provide an opinion on, the fairness of the consideration, from a financial point of view (a “Fairness Opinion”). NBF will be paid a fee of [Redacted – Confidential fee arrangements made between the parties].

The Company will promptly reimburse NBF for all reasonable expenses incurred by NBF in entering into and performing its services under its engagement Agreement, including, but not limited to, fees and disbursements of its counsel and any other advisors retained by NBF with the consent of the Company, such consent not to be unreasonably withheld, provided that the fees of NBF’s counsel for which the Company is responsible will not exceed [Redacted – Confidential fee arrangements made between the parties] without the consent of the Company. NBF’s expenses will be payable whether or not the Transaction or any part thereof is completed or the Fairness Opinion is delivered.

SECTION 4(i) – SEVERANCE OR TERMINATION PAYMENTS

All severance payments or termination payments that the Company is obligated to pay to all persons including, without limitation, consultants, directors, officers, employees or agents, are as disclosed in Schedule “A” or as described below. The vesting of all outstanding options, restricted share units and deferred share units will be deemed to have vested upon completion of the Transaction. All deferred share units and restricted share units are as described in Schedule “C”.

The Company is party to a shared costs services agreement (the “Services Agreement”) dated as of October 15, 2012, between the Company and 2227929 Ontario Inc. (“2227929”). Within ten days of the effective date of termination of the Services Agreement, the Company is liable to pay a termination payment equal to the anticipated fees for the greater of the six months following termination, or the remaining calendar year, at a fee of [Redacted – Confidential fee arrangements made between the parties].

[Redacted – Confidential fee arrangements.]

SECTION 4(r) – RIGHTS TO OBTAIN SECURITIES

See Schedule “B” to this Disclosure Letter for a description of the outstanding Convertible Securities of the Corporation.

The Company is a party to a unit purchase agreement (the “Unit Purchase Agreement”) with Agnico Eagle Mines Limited (“Agnico Eagle”) whereby Agnico Eagle agreed to make a strategic investment in the Company through a non-brokered private placement of common shares and warrants. Pursuant to the Unit Purchase Agreement, Agnico Eagle has the right to maintain its pro rata investment in e Corporation, subject to certain conditions.

SECTION 4(s) – RESTRICTED AND DEFERRED SHARE UNITS

See Schedule “C” for a list of the outstanding restricted share units and deferred share units of the Corporation.

SECTION 4(u) – EMPLOYMENT INFORMATION

Other than as disclosed in Schedule “A” and as described below, there are no employees, directors, consultants, independent contractors or agents of the Sulliden Group who currently provide administrative, operational, maintenance or management services pursuant to an agreement that may not be terminated on less than three months’ notice (or pay in lieu thereof , whether actively at work or not.

The Services Agreement requires 90 days prior notice to 2227929 before it can be terminated.

SECTION 4(y) – REAL PROPERTY INTERESTS

There are no material defects to title in, or material encumbrances on, the Sulliden Real Property Interests, and the Sulliden Real Property Interests permit the use of land by the Sulliden Group necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted, other than that the Company requires additional surface rights to further develop the Shahuindo project.

There are no material encumbrances on the Sulliden Mineral Rights.

SECTION 4(z) – TITLE TO PROPERTY

There are two groups of illegal miners exploiting resources inside the Company’s mineral concession and on part of the Company’s surface title, but outside the project area as defined by the Shahuindo Technical Report.

Blocking roads in Peru is a common form of social protest to pressure governments and other institutions. The Company has unrestricted access to the Shahuindo Project, but there have been instances in the past where road access to the project was blocked by protesters.

SECTION 6(j), (k), (l), (m) (n) – CONDUCT OF BUSINESS AND EXPENDITURES

The covenants in Section 6(j), (k), (l), (m) and (n) of the Letter Agreement are qualified by the provisions of the Company budget provided to Rio Alto in writing.

[The remainder of this page is intentionally left blank.]

Yours truly,

SULLIDEN GOLD CORPORATION
LIMITED

By:	“Peter W. Tagliamonte”
	Name:	Peter W. Tagliamonte
	Title:	Chairman and Chief Executive
Officer

A-1

SCHEDULE A

SECTION 4(d)(iv) and 4(t) – PAYMENTS UPON A CHANGE OF CONTROL

[Redacted – Certain personal information with respect to severance and other payments made to directors, officers and employees of the Company in the aggregate of approximately $15.5 million has been redacted.]

B-1

CONVERTIBLE SECURITIES

Issue date	Warrants	Expiry Date	Exercise Price
April 12, 2013	18,876,404	April 12, 2015	$1.31
Total	18,876,404

Issue Date	Options	Expiry Date	Exercise Price
November 19, 2009	2,590,000	November 18, 2014	$0.80
November 21, 2009	200,000	November 20, 2014	$0.81
January 22, 2010	100,000	January 21, 2015	$0.80
August 22, 2010	3,005,000	August 22, 2015	$0.73
November 8, 2010	105,000	November 7, 2015	$1.50
November 19, 2010	3,130,000	November 18, 2015	$1.51
January 19, 2011	80,000	January 17, 2016	$2.32
January 26, 2011	150,000	January 25, 2016	$2.35
July 21, 2011	3,490,000	July 20, 2016	$1.87
January 11, 2012	3,779,000	January 12, 2017	$1.52
July 13, 2012	200,000	July 12, 2017	$1.02
September 15, 2012	20,000	September 14, 2017	$1.43
December 15, 2012	1,895,900	December 14, 2017	$0.89
February 6, 2012	1,000,000	February 5, 2018	$0.94
February 9, 2012	50,000	February 8, 2018	$0.96
September 12, 2013	2,556,000	September 12, 2018	$1.03
Total	22,350,900

C-1

SECTION 4(s) - RESTRICTED SHARE UNITS AND DEFERRED SHARE UNITS

DEFERRED SHARE UNITS

Holder	Number of Deferred Share Units
[Redacted]	150,000
[Redacted]	150,000
[Redacted]	150,000
[Redacted]	150,000
[Redacted]	150,000
Total	750,000

RESTRICTED SHARE UNITS

Holder	Number of Restricted Share Units
[Redacted]	66,667
[Redacted]	60,000
[Redacted]	200,000
[Redacted]	200,000
[Redacted]	200,000
[Redacted]	266,667
[Redacted]	133,333
[Redacted]	66,667
[Redacted]	66,667
[Redacted]	500,000
[Redacted]	666,667
[Redacted]	66,667
[Redacted]	16,675
Total	2,510,010

[Redacted – Names of individuals holding deferred share units and restricted share units.]